Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

In this report, as used herein, and unless the context suggests otherwise, the term “Company” refers to Yueda Digital Holding, and the terms “we” “us” or “ours” refer to the combined business of Yueda Digital Holding, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on April 30, 2026 (the “2025 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Annual Report under “Item 3D. Risk Factors” or in other parts of the 2025 Annual Report.

A.	Operating Results

Key Factors Affecting the Results of Operations of Our Cryptocurrency Business

Price and volatility of Bitcoin (“BTC”), Litecoin (“LTC”) and Dogecoin (“DOGE”)

We derive, and expect to continue to derive, a significant portion of revenue from self-mining of cryptocurrency, primarily BTC. In April 2026, we also commenced LTC and DOGE mining through our Scrypt facility. The prices of BTC, LTC and DOGE may impact on the use of our mining rigs. Hence, our ability to generate revenue from cryptocurrency mining operations is directly affected by the market price of BTC, LTC and DOGE. Our self-mining business breaks even so long as it is economically beneficial for us to continue to operate our mining rigs, and that is essentially when the mining rigs contribute positive cash flow (i.e., when the variable cost to mine one BTC, namely the electricity cost, equals the market price of a BTC, which we refer to as “shutdown BTC price” for our self-mining business). So long as the price of cryptocurrencies is higher than the “shutdown price of cryptocurrencies,” we would continue to operate our mining rigs and such operation would be economically beneficial to us. In addition, the depreciation and impairment potential of our mining rigs may be affected by the volatility of the market prices of BTC, LTC, DOGE and other cryptocurrencies.

The price of BTC, LTC and DOGE has experienced substantial volatility and have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of BTC, LTC, DOGE and other digital assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of BTC, LTC and DOGE as a means of exchange by consumers and merchants. For example, the approval of spot BTC exchange-traded funds by the SEC in January 2024 initially drove substantial price appreciation, but this was followed by periods of sharp correction, with BTC declining by more than 50% from its October 2025 high to its February 2026 low. A sustained decline in the price of LTC or DOGE could materially reduce our Scrypt revenue and adversely affect our overall profitability and cash flows.

Despite the market volatility, the appreciation potential of BTC remains high due to several factors. BTCs are inherently scarce, given they are designed to have a finite supply of 21 million associated with a depreciating rewarding mechanism, termed “halving,” under which the reward for mining BTC transactions is reduced in half every four years. The growing recognition of BTCs also attracts large investment into the BTC economy, as evidenced by an increasing installed network hash rate of BTC globally, and increasing adoption of BTC as an investment instrument and a payment method. For example, President Donald Trump established a Strategic BTC Reserve to maintain government-owned BTC as a national reserve asset, alongside a Digital Asset Stockpile for other cryptocurrencies. Further, more countries are establishing clear and robust regulations to create a more stable environment for BTC mining and trading, which may facilitate the demand for BTCs and BTC price appreciation. Similar fundamental drivers underpin the potential of LTC and DOGE, the other cryptocurrencies mined by the Group. As a long-established Scrypt-protocol digital asset, LTC features a predefined total supply cap and its own periodic halving mechanism that reduces mining rewards over time. It maintains a mature global mining ecosystem and growing acceptance as a medium-of-exchange digital asset. DOGE, by contrast, benefits from widespread community adoption, deep market liquidity and broad public awareness. While LTC and DOGE may also benefit from evolving global digital-asset regulatory frameworks and rising participation in the broader crypto economy, both coins typically experience substantially higher price volatility than BTC. Their upside potential is subject to continued community engagement, market sentiment and broader digital-asset industry conditions

While we have seen clear growth in our self-mining historically, we have limited ability to predict BTC, LTC and DOGE price and its volatility, which we expect to continue to affect our future earnings and cash flows.

Electricity Costs and Power Supply Risks

Electricity cost has historically been the largest cost that we incurred in our cryptocurrency business operations, including for the six months ended June 30, 2026.

Our ability to secure ample power supply with low electricity cost is underpinned by our operations experience and capabilities. The growth of both our cryptocurrency mining businesses depends on our continued success in identifying and securing new sources of electrical capacity on competitive terms. Failure to do so could constrain our ability to expand either business line. Whether our current cost-saving efforts or our forward strategy in this regard is effective for maintaining our leadership position in the global electricity cost curve will affect our ability to control our costs.

New Business Development

The Group’s continuing operations are primarily focused on cryptocurrency mining. In early 2026, the Company entered into a new hosting service agreement for a new Scrypt mining facility dedicated to LTC and DOGE merged mining, which is equipped with a total of 4,722 D1-series miners delivering an aggregate hash rate of approximately 75.4 TH/s. The facility produced approximately 8,760.95 LTCs and 33,099,007.55 DOGEs during the six months ended June 30, 2026. This business diversification lowers the Group’s reliance on BTC and creates an alternative revenue stream. Our management further optimizes the existing BTC mining operations by securing fixed electricity-related pricing under its hosting service agreement and temporarily idling some miners when they generate negative margins.

In addition, the Company monitors the operating performance of its miners, including their online status, hash rate and power consumption. Under the hosting arrangements , mining revenue is calculated based on daily BTC production and market prices. The hosting operator deducts applicable electricity and maintenance costs from the gross mining proceeds in the settlement process and remits the net residual amount to the Company in USDT. These initiatives are expected to strengthen the Group’s cash flow resilience and sustain our day-to-day operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements, including the related notes that appear elsewhere in this report. We do not believe our historical consolidated results of operations are indicative of our results of operations you may expect for any future period.

	For the Six Months Ended June 30,		Change
	2025	2026	Amount	%
	(In thousands of U.S. Dollars, except
	share, per share)
Consolidated Statements of Operations Data:
Revenues	$12,764	$21,555	$8,791	68.9%
Cost of revenues	(12,703)	(31,830)	(19,127)	150.6%
Gross income (loss)	61	(10,275)	(10,336)	(16944.3)%
General and administrative expenses	2,016	1,751	(265)	(13.1)%
Loss from continuing operations	(1,955)	(12,026)	(10,071)	515.1%
Interest income, net	4	457	453	11325.0%
Impairment of long-lived assets	—	(49,227)	(49,227)	100.0%
Total other income (expense), net	4	(48,770)	(48,774)	(1219350.0)%
Loss from continuing operations before income taxes	(1,951)	(60,796)	(58,845)	3016.1%
Income tax expenses	5	—	(5)	(100.0)%
Net loss from continuing operations	(1,956)	(60,796)	(58,840)	3008.2%
Net loss from discontinued operations, net of income taxes	(39)	—	39	(100.0)%
Net loss	(1,995)	(60,796)	(58,801)	2947.4%
Less: Net income attributable to noncontrolling interests	3	—	(3)	(100.0)%
Net loss attributable to Yueda Digital Holding’s shareholders	$(1,998)	$(60,796)	$(58,798)	2942.8%

Results of Operations for the Six months Ended June 30, 2025 and 2026

Revenues

Our total revenue from cryptocurrency mining for the six months ended June 30, 2025 and 2026 was approximately $12.8 million and $21.6 million, respectively. We started cryptocurrency mining operations on January 1, 2025. During the six months ended June 30, 2025, we were awarded a total of 133.11 BTCs at an average BTC value of $95,891.39. During the six months ended June 30, 2026, we were awarded a total of 246.46 BTCs, 8,760.95 LTCs and 33,099,007.55 DOGEs at an average BTC value of $72,880.68, an average LTC value of $51.28 and an average DOGE value of $0.09.

Cost of revenues

Our total cost of revenues from cryptocurrency mining for the six months ended June 30, 2025 and 2026 was approximately $12.7 million and approximately $31.8 million, respectively. The increase in cost of revenues was mainly attributable to newly launched mining facilities and substantial expansion of our cryptocurrency mining business. Compared with the period ended June 30, 2025, we added 17,403 miners of various models as of June 30, 2026. Cost of revenue consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the six months ended June 30, 2026. We signed hosting agreements with hosting partners, and the hosting partners will install the mining equipment and provide electricity, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross income (loss)

The gross income for the six months ended June 30, 2025 was approximately $0.1 million, while we had a gross loss of approximately $10.3 million for the six months ended June 30, 2026. The gross loss for the six months ended June 30, 2026 was mainly attributable to the sluggish cryptocurrency mining market and declining prices of cryptocurrencies such as BTC during this period, which resulted in combined facility depreciation charges and hosting costs exceeding the total value of mined BTCs, LTCs and DOGEs.

General and administrative expenses

Our general and administrative expenses decreased by approximately $0.3 million, or 13.3%, from approximately $2.0 million for the six months ended June 30, 2025 to approximately $1.7 million for the same period of 2026. The decrease was primarily due to (i) a decrease of approximately $0.4 million in professional services, as one-off JPMorgan Chase termination fees were recognized in the six-month period ended June 30, 2025 with no comparable charges in 2026, and (ii) a decrease of approximately $0.2 million in amortization of deferred share compensation as the related awards finished their amortization in March 2026 (amortized from March 2024 to March 2026). The decrease was offset by a $0.3 million increase in salaries expenses, primarily due to the hiring of additional professionals to assist our cryptocurrency financings.

Loss from continuing operations

We recorded a loss from continuing operations of approximately $12.0 million for the six months ended June 30, 2026, as compared to a loss from continuing operations of approximately $2.0 million for the same period of 2025, as a cumulative result of the above factors.

Other income (expenses), net

We recorded other income, net of approximately $4,000 for the six months ended June 30, 2025, compared to other expenses, net of approximately $48.8 million for the six months ended June 30, 2026. The significant increase in other expenses in 2026 was primarily attributable to a non-cash impairment charge of $49.2 million on long-lived assets (mining equipment), resulting from the significant decline in BTC prices during the period.

Income tax expense

We incurred approximately $5,000 of income tax expense for the six months ended June 30, 2025, compared to nil income tax expense in the same period of 2026.

Net loss from continuing operations

As a cumulative result of the above factors, we recorded a net loss from continuing operations of approximately $60.8 million for the six months ended June 30, 2026, as compared to a net loss from continuing operation of approximately $2.0 million for the same period of 2025.

Net income (loss) from discontinued operations, net of income taxes

We resolved in March 2024 to dispose of the Blockchain Dynamics Limited business and in September 2025 to dispose of the Legacy Business*, and as a result, related results of operations were reclassified as discontinued operations. Net loss from discontinued operations, net of income taxes, was approximately $39,000 for the six months ended June 30, 2025 compared to nil for the six months ended June 30, 2026.

●	“Legacy Business” means our historical air travel media network business which was conducted via Broad Cosmos Enterprises Ltd., a British Virgin Islands business company, Air Net International Limited, a British Virgin Islands business company, Air Net (China) Limited, a Hong Kong company, Shenzhen Yuehang Information Technology Co., Ltd., a PRC company, Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company, Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company, to AR iCapital LLP, a Singaporean company and the VIEs, which we disposed of on September 15, 2025 in exchange for nominal cash consideration of US$1.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of ordinary shares in private placements and the proceeds we received from our initial public offering.

We incurred losses from continuing operations of approximately $2.0 million and $60.8 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, we had an accumulated deficit of approximately $421.3 million. These conditions raise substantial doubt about our ability to continue as a going concern.

As of June 30, 2026, we have formulated and implemented the following initiatives to strengthen our liquidity profile: (1) Diversify revenue streams via the Scrypt facility for merged LTC and DOGE mining launched in April 2026, while continuously optimizing our power cost structure—including negotiating long-term fixed-rate power purchase agreements and adopting a dynamic miner shutdown strategy to reduce cash burn; and (2) Execute a disciplined revenue management, under which we sell sufficient digital assets daily to cover electricity expenses. We also have a planned hedging program pursuant to which we may enter into price-hedging instruments and perpetual swaps, to help lock in profits and mitigate price-volatility risks. We believe these initiatives will generate positive operating cash flows, which, combined with our existing cash reserves, will be adequate to satisfy our working capital needs and planned capital expenditures for at least the next twelve months. However, there is no assurance that the measures above can be achieved as planned. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We generally deposit our excess cash in interest-bearing bank accounts. Our principal uses of cash primarily include the purchase of cryptocurrency mining equipment to expand our mining operations, as well as salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal use of cash in the foreseeable future. In addition to fiat cash and cash equivalents, a portion of our liquidity is held in stablecoins. As of June 30, 2026, we had a balance of approximately USDT 6,000.

Cash Flow

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the six months ended June 30, 2025 and 2026:

	Six Months Ended June 30,
	2025	2026
	(in thousands of U.S. Dollars)
Net cash used in operating activities	$(6,446)	$(1,398)
Net cash provided by investing activity	261	—
Net cash provided by financing activities	7,200	500
Effect of exchange rate changes	(918)	—
Net increase (decrease) in cash, cash equivalents and restricted cash	97	(898)
Cash and cash equivalents at the beginning of the period	113	999
Cash, cash equivalents and restricted cash at the end of the period	210	101
Less: cash and cash equivalents of discontinued operations at end of period	76	—
Cash and cash equivalents of continuing operations at end of period	$134	$101

Operating Activities

Net cash used in operating activities was approximately $1.4 million for the six months ended June 30, 2026. Net cash used in operating activities was primarily attributable to a net loss from continuing operations of approximately $60.8 million, an increase in current assets of approximately $0.7 million. Net cash used in operating activities was mainly offset by an increase in depreciation and amortization expenses of approximately $10.5 million, an increase in impairment of fixed assets of approximately $49.2 million, a non-cash share-based compensation expense of approximately $0.1 million, and an increase in other current payable of approximately $0.2 million.

Net cash used in operating activities was approximately $6.4 million for the six months ended June 30, 2025. Net cash used in operating activities was primarily attributable to a net loss from continuing operations of approximately $2.0 million, an increase of other current assets of approximately $5.6 million and an increase in cryptocurrencies-mining assets of approximately $4.1 million. Net cash used in operating activities was mainly offset by a net cash provided by discontinued operations of approximately $0.6 million, an increase of depreciation and amortization expenses of approximately $4.0 million and non-cash share-based compensation expense of approximately $0.3 million.

Investing Activity

We did not have any investing activity for the six months ended June 30, 2026.

Net cash provided by investing activity was $0.3 million for the six months ended June 30, 2025, which was attributable to investing activity from discontinued operations.

Financing Activities

Net cash provided by financing activities was $0.5 million for the six months ended June 30, 2026, consisting of proceeds from third-party loans.

Net cash provided by financing activities amounted to $7.2 million for the six months ended June 30, 2025, mainly consisting of proceeds from issuance of ordinary shares through private offerings of $7.0 million and proceeds of borrowings from related parties of $0.2 million.

Capital Expenditure

Our capital expenditures were made primarily to purchase miners for our cryptocurrency mining business. For the six months ended June 30, 2025, we purchased miners at a total value of $6.3 million, and the full amount was settled in USDT. For the six months ended June 30, 2026, we had no capital expenditures.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements about: The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China and globally;

●	our use of the proceeds; and

●	assumptions underlying or related to any of the foregoing.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.